Exhibit 99.1

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Siyata Mobile to Showcase SD7 Handset and VK7 Vehicle Kit at Minnesota School Bus Operators Association’s Annual Summer Conference June 19 - 21

VANCOUVER, BC / ACCESSWIRE / June 15, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA, SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that it will showcase its SD7 Handset and its VK7 Vehicle Kit at the Minnesota School Bus Operators Association’s (“MSBOA”) Annual Summer Conference June 19 – 21. The conference is being held at the Arrowwood Resort & Event Center in Alexandria, Minnesota.

Marc Seelenfreund, CEO of Siyata, stated, “Fleet transportation represents a large and growing market opportunity for our communications solutions, and we are increasing our presence, most recently with a new order from Minnesota Coaches Inc. Our Siyata SD7 Handsets and VK7 Vehicle Kits were previously installed in a number of their buses. The feedback from Minnesota Coaches is that our solutions have already improved their driver communications and safety. MSBOA is dedicated to passenger safety and promotes the sharing of knowledge and providing industry networking opportunities at its annual conferences. We look forward to showcasing our SD7 Handset and VK7 Vehicle Kit to potential buyers at MSBOA next week.”

About Minnesota School Bus Operators Association

The Minnesota School Bus Operators Association represents Minnesota’s privately owned school bus contractors. It provides over 60 percent of the school buses used to transport Minnesota children to and from school and school-related activities. MSBOA’s members represent an average of over 50 years of experience in the industry and are responsible for over 400,000 students transported 233,000 miles per day. MSBOA is celebrating its 75th anniversary this year. For additional information about the Minnesota School Bus Operators Association, please visit www.msboa.com.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next-generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enables first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise-grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak, and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA,” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”) and in subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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